UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

TAT TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

P.O.BOX 80, Gedera 70750 Israel
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______________

TAT Technologies Ltd.

6-K Items

1.	Press Release announcing TAT to invest in First Aviation Services, Inc.

ITEM 1

TAT TECHNOLOGIES TO INVEST IN
FIRST AVIATION SERVICES HOLDINGS, INC.

The Transaction Positions TAT Technologies as a Leading MRO “One- Stop -Shop” for
General Aviation

Gedera, Israel, November 9, 2009: TAT Technologies Ltd. (Nasdaq: TATTF) today announced that its Piedmont Aviation Component Services subsidiary (“Piedmont”) has entered into a Stock Purchase Agreement with First Aviation Services Holdings, Inc. (“FAvS”) pursuant to which Piedmont will acquire 5,766,667 newly issued shares of Class B Common Stock of FAvS representing 37% of the post-closing Common Equity of FAvS and $750,000 of newly issued shares of Class A Preferred Stock of FAvS (with quarterly dividends at the rate of 12% per annum if paid in cash and 15% per annum if paid in additional shares of Series A Preferred Stock) in exchange for Piedmont’s wholly-owned subsidiary, Piedmont Propulsion Systems (“PPS”), which is engaged in the business of providing maintenance, repair and overhaul services for propellers for fixed wing aircraft as well as aircraft parts distribution and trading.

FAvS is a leading supplier of products and services to the aerospace industry worldwide, including the provisioning of aircraft parts and components, and supply chain management services. FAvS also performs overhaul and repair services for wheels, brakes and starter/generators, and builds custom hose assemblies. FAvS has its headquarters in Westport, Connecticut.

The shares of FAvS Class B Common Stock to be acquired by Piedmont will be non-voting. While Piedmont will have the option, at any time, to convert such shares into shares of Class A Common Stock of FAvS (which have full voting rights), Piedmont has granted to First Equity Group, Inc. (“FEG”), a proxy to act for Piedmont in connection with all votes to be taken by the stockholders of FAvS. Mr. Aaron Hollander, who is the Chief Executive Officer of FAvS, controls FAvS through his ownership of FEG. The proxy is for a period of five years (subject to earlier termination upon the occurrence of certain events (including an IPO meeting certain criteria, a material default by FAvS under its loan agreement or Mr. Hollander ceasing to serve as Chief Executive Officer of FAvS). In addition, Piedmont and FEG have each agreed not to sell any shares of stock of FAvS for a two-year period commencing on the third anniversary of the closing unless the selling party obtains from the purchaser a proxy (terminating on the fifth anniversary of the closing) in favor of the non-selling party.

Mr. Hollander, FEG, and Piedmont have entered into a stockholders agreement which, among other things, restricts each party’s ability to dispose of its shares in FAvS and provides for reciprocal rights of first offer, tag along rights and drag along rights. The stockholders agreement also provides that, so long as Piedmont owns at least 10% of the equity of FAvS, it shall have the right to have two designees serve on the six member Board of Directors of FAvS. Piedmont and FAvS have additionally entered into a rights agreement pursuant to which, among other things, FAvS granted to Piedmont pre-emptive rights, information and access rights and the right to approve certain material corporate actions.

Consummation of the transaction is subject to customary closing conditions, to the approval by the stockholders of FAvS of an amendment to the Certificate of Incorporation of FAvS authorizing the new classes of equity to be issued in connection with the transaction, and to the consummation by FAvS of the acquisition of the business of Kelly Aerospace Turbine Rotables (“KATR”) which is a provider of overhaul and repair services for landing gear, safety equipment, hydraulic and electrical components, brakes and hose assemblies for corporate, regional and military aircraft. Stockholders representing a majority of the shares of FAvS have agreed to vote in favor of the amendment to the Certificate of Incorporation and, accordingly, approval is assured.

Piedmont has agreed to guaranty $7 million of the debt being incurred by FAvS in connection with the KATR acquisition by providing a letter of credit to the lender for FAvS. The guaranty is for a period of up to two years and reduces as such debt amortizes. Piedmont will be granted a second lien on the assets of FAvS to secure the repayment obligations of FAvS in the event the letter of credit is drawn upon. Piedmont will also enter into an intercreditor agreement with the lender to FAvS which will subordinate Piedmont’s claims if the letter of credit is drawn upon to the obligations of FAvS to the lender.

Pursuant to the Stock Purchase Agreement, Piedmont is making certain representations and warranties to FAvS relating to the business of Piedmont Propulsion Systems and FAvS is making certain representations and warranties to Piedmont relating to the business of FAvS. All such representations and warranties terminate at closing. However, following closing, Piedmont will be required to indemnify FAvS against any claims or losses arising from pre-closing environmental, tax or products liabilities of Piedmont and FAvS will be required to indemnify Piedmont against any claims or losses arising from pre-closing tax or products liabilities of FAvS.

FAvS and Piedmont will also enter into a one-year services agreement pursuant to which Piedmont will provide certain finance, human resources, IT and quality control services to FAvS and a multi-year services agreement pursuant to which a subsidiary of Piedmont will provide certain plating, machining and grinding services to FAvS. In addition, TAT will enter into a non-exclusive marketing agreement with FAvS pursuant to which each party will promote and market the other party’s products and services.

Attached to this Press Release are Unaudited Pro Forma Condensed Consolidated Financial Statements for FAvS which assume that FAvS acquired PPS and KATR on July 1, 2008 and which reflect pro forma EBITDA of $3,991,000 for the twelve-month period ended June 30, 2009. The pro forma balance sheet as of June 30, 2009 also reflects total assets of $70,366,000, debt of $28,489,000 and stockholders’ equity of $24,612,000. Based on discussions with the managements of FAvS and KATR, and assuming that FAvS acquired PPS and KATR on February 1, 2009, TAT anticipates that for the fiscal year of FAvS ending January 31, 2010, FAvS will have pro forma EBITDA of between $6 million and $7 million (without giving effect to the costs of the transactions described above).

Dr Shmuel Fledel, President and CEO, TAT Technologies stated: “We are excited to announce the FAvS transaction as a milestone in our strategy to grow the Company and enhance shareholders’ value. This transaction positions the group as a leading MRO “One- Stop -Shop” for ground and aviation markets and enables us to focus on our core businesses: landing gear, APU, heat exchange and regional markets.

“We believe that FAvS’ product and service platform to the aerospace industry worldwide combined with our MRO business will enable TAT to significantly grow its business as well as expand its global outreach”

Closing of the transaction is anticipated prior to the end of year end.

About the Company

TAT Technologies Ltd. provides a variety of services and products to the commercial and military aerospace and ground defense industries through its Gedera facility in Israel, as well as through its subsidiaries, Bental Industries Ltd., in Israel and Limco – Piedmont, Inc., in the U.S.

After closing the transaction, TAT will operate under three operational segments: (i) OEM of Heat Transfer products (ii) OEM of Electric Motion Systems; and (iii) MRO services, each with the following characteristics.

TAT’s activities in the area of OEM of Heat Transfer products primarily relate to the (i) design, development, manufacture and sale of a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; and (ii) manufacture and sale of environmental control and cooling systems and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT’s activities in the area of OEM of Electric Motion Systems primarily relate to the design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems. TAT activities in this segment commenced with the acquisition of Bental in August 2008 and accordingly, the results in this segment for fiscal year 2008 are not compared with the previous years.

TAT’s MRO services include the remanufacture, overhaul and repair of Heat Transfer equipment and other aircraft components, APUs, and Landing Gear. TAT’s subsidiaries Limco Airepair Inc. (“Limco”) and Piedmont Aviation Component Services Inc. (“Piedmont”) operate FAA certified repair stations, which provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results, synergies, customer benefits, growth opportunities, financial improvements, expected expense savings and other benefits anticipated from the merger. These statements are hereby identified as “forward-looking statements” for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management’s current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the company’s filings with the Securities Exchange Commission, including its registration statement on form F-4, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

TAT’s executive offices are located in the Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel, and TAT’s telephone number is 972-8-862-8500.

For more information of TAT Technologies, please visit our web-site: www.tat.co.il

Yaron Shalem – CFO

TAT Technologies Ltd.

Tel: 972-8-862-8500

yarons@tat.co.il

ATTACHEMENT –

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

The unaudited pro forma condensed consolidated financial data set forth below are based on historical consolidated financial statements of FAvS, the historical financial statements of Aerospace Turbine Rotables, Inc. (“AeTR”), the historical financial statements of Piedmont Propulsion Systems, LLC (“PPS”), and adjustments described in the accompanying notes to the unaudited pro forma financial data. The unaudited pro forma condensed financial data is presented to give effect to FAvS’s acquisitions of AeTR and PPS (collectively, the “acquisition”).

The unaudited pro forma condensed balance sheet combines the historical consolidated balance sheet of FAvS as of July 31, 2009, and the historical balance sheets of AeTR and PPS as of June 30, 2009, giving effect to the acquisition as if it occurred on July 31, 2009. The unaudited pro forma condensed consolidated statements of operations combine the historical consolidated statements of operations of FAvS for the twelve months ended July 31, 2009 with the historical financial statements of AeTR and PPS for the twelve months ended June 30, 2009, giving effect to the acquisition as if it occurred at the beginning of the twelve month period ended July 31, 2009.

The pro forma condensed consolidated statements of operations reflect only the pro forma adjustments expected to have a continuing impact on the combined results beyond 12 months from the consummation of the acquisition, and do not reflect any changes in operations that may occur.

The unaudited pro forma condensed consolidated financial data are for illustrative purposes only, are hypothetical in nature and do not purport to represent what our results of operations, balance sheet or other financial information would have been if the acquisition had occurred as of the dates indicated or what such results will be for any future periods. The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable, including an allocation of the purchase price based on an estimate of fair value, and exclude certain non-recurring charges as disclosed. These estimates are preliminary and are based on information currently available and could change significantly.

The successor will acquire substantially all of the assets and certain liabilities of PPS and AeTR.  The acquisitions will be accounted for under the purchase method of accounting with the assets and liabilities acquired recorded at their fair values at the date of acquisition. The results of operations of the acquired business will be included in the Condensed Consolidated Statements of Operations beginning as of the effective date of the acquisition. The purchase price will be allocated to the assets and liabilities acquired. The excess value of the purchase price over the fair value of the assets and liabilities acquired will be allocated to goodwill and other intangible assets.  FAvS will finalize the purchase accounting after acquisitions and expects to do so by the end of the first quarter of the next fiscal year.  The pro forma information reflects the fair values as currently estimated based on preliminary information available.

First Aviations Services Inc. and Subsidiaries
Unaudited Pro Forma Consensed Consolidated Balance Sheet
(amounts in thousands)

	July 31, 2009 FAvS	June 30, 2009 PPS	June 30, 2009 AeRT	Pro Forma

				Adjustments		Total

Assets
Current assets
Cash and cash equivalents	$1,827		$10	$(10)	f	$1,827
Trade receivables-net	13,214	$3,454	906	(1,100)	i	16,474
Inventories, net	33,360	2,767	2,136	(1,680)	i	36,583
Prepaid expenses and other	1,369	103	482			1,954

Total current assets	49,770	6,324	3,534	(2,790)		56,838

Property and equipment, net	2,677	131	150			2,958
Goodwill		1,311	1,222	(1,222)	e
				(1,311)	j
				4,208	g
				6,362	l	10,570
Intangible assets		1,147		(1,147)	k

Total assets	$52,447	$8,913	$4,906	$4,100		$70,366

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$14,188	$818	$516	$(44)	b	$15,478
Accrued compensation	160	150	231	(231)	b	310
Other accrued liabilities	1,305		1,071	(1,041)	b	1,477
				449	k
				(307)	m

Revolving line of credit	21,025		(3,028)	3,028	c	28,025
				7,000	h
Notes payable - current maturities	464		26	(26)	c	464

Total current liabilities	37,142	968	(1,184)	8,828		45,754

Related party sub-debt	2,000		335	(335)	c
				(2,000)	m
Long-term debt			12	(12)	c
Intercompany debt			796	(796)	c
Other non-current liabilities			146	(146)	d

Total liabilities	39,142	968	105	5,539		45,754

Stockholders’ equity
Common stock	91					91
Preferred stock				1,350	o,m	1,350
Net assets		7,945		(7,945)	n
Additional paid in capital	39,028		55	(55)	a	48,985
				1,707	m
				8,250	o

Retained earnings (deficit)	(17,112)		4,746	(4,746)	a	(17,112)
Accumulated other comprehensive income	348					348

	22,355	7,945	4,801	(1,439)		33,662
Less: treasury stock	(9,050)					(9,050)

Total stockholders’ equity	13,305	7,945	4,801	(1,439)		24,612

Total liabilities and stockholders’ equity	$52,447	$8,913	$4,906	$4,100		$70,366

First Aviation Services Inc. and Subsidiaries
Unaudited Pro Forma Condensed Statement of Operation with EBIT and EBITDA presented
(amount in thousands)

	Twelve months ended
				Pro Forma
	July 31, 2009	June 30, 2009	June 30, 2009
	FavS	PPS	AeRT	Adjustments		Total

Revenue	$105,782	$10,013	$9,486			$125,281
COGS	87,236	7,531	6,798			101,565

Gross profit excluding freight	18,546	2,482	2,688			23,716
Net freight expense	1,090					1,090

Gross profit	17,456	2,482	2,688			22,626

Selling, general and administrative expenses	16,667	474	1,311	$(125)	q	18,327

Corporate expense	1,581	329	600	(765)	p	1,745

Income (loss) from operations	(792)	1,679	777	890		2,554
				320	t
Interest expense, net	1,187		58	(58)	s	1,507
Other income (expense)	10		3			13

Income (loss) before taxes	(1,969)	1,679	722	628		1,060
				360	u
Income taxes (w)		672	290	(962)	r	360

Net income (loss)	$(1,969)	$1,007	$432	$1,230		$700

EBIT	$(782)	$1,679	$780			$2,567
EBITDA	468	1,810	852			3,991

See Notes to Unaudited Pro Forma Condensed Financial Statements

First Aviation Services Inc. and Subsidiaries

Notes to Unaudited Pro Forma Condensed Financial Statements

1.	The acquisitions of AeTR and PPS will be accounted for as a business combination. FAvS will finance the acquisitions with a $7.0 million borrowing under its existing $32.0 million revolving credit facility and issuance of its common and preferred stock currently valued at $9.0 million. The purchase price is subject to a working capital adjustment. Under the acquisition method of accounting, the assets and liabilities of AeTR and PPS will be recorded at their fair values as of the acquisition date.

The purchase price is determined as follows (amounts in thousands):

Cash consideration paid	$7,000
Issuance of FAVS stock	9,000

Purchase price	$16,000

For purposes of the pro forma presentation, the purchase price has been allocated on a preliminary basis to the acquired tangible and intangible assets and liabilities based on their estimated fair values as of July 31, 2009 as follows (amounts in thousands);

Current assets	$7,068
Property and equipment	281
Current liabilities	(1,919)
Goodwill	10,570

Net purchase price	$16,000

Subsequent to acquisition, goodwill will be adjusted as other intangible assets are valued at fair value. Intangible assets with indefinite lives (once determined), including goodwill, will not be amortized.

The purchase price allocation above, including amounts allocated to goodwill, is presented for pro forma information only. The actual purchase price allocation will be based on the fair values of the assets acquired and liabilities assumed as of the respective acquisition dates, which may be materially different than the estimated fair values at July 31, 2009.

2.	The following describes the pro forma adjustments related to the acquisitions made in the accompanying unaudited pro forma condensed consolidated balance sheet as of July 31, 2009 and the unaudited pro forma condensed consolidated statement of operations for the twelve months ended July 31, 2009.

a	To eliminate AeTR historical stockholders' equity
b	To eliminate non-acquired current liabilities of AeTR
c	To eliminate non-acquired debt of AeTR
d	To eliminate deferred tax liability of AeTR
e	To eliminate pre-acquisition goodwill on AeTR
f	To eliminate non-acquired assets of AeTR
g	To record goodwill on AeTR acquisition
h	To record debt for AeTR acquisition-interest at prime rate (as defined) plus 4.5%
i	To adjust acquired assets to estimated fair value
j	To eliminate pre-acquisition goodwill and intangibles assets on PPS
k	To record additional current liabilities for PPS
l	To record goodwill on PPS acquisition
m	Convert FAVS sub-debt to equity
n	To eliminate net assets (equity) on PPS
o	To record estimated value of FAvS common and preferred stock to be issued
p	Eliminate corporate allocation
q	Eliminate estimated non-ongoing SG&A expenses on AeTR
r	Eliminate Income tax on AeTR
s	Eliminate historical interest on AeTR
t	Estimated additional interest on additional debt
u	Estimated income taxes at the statutory rate
v	Transaction expenses associated with the acquisitions are not presented in the accompanying Pro Forma Statement of Operations
w	The acquired companies were part of a consolidated group and do not pay income tax as individual companies. Income taxes presented represent income tax at an estimated tax rate as if they reported separately

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant) By: /s/ Yaron Shalem —————————————— Yaron Shalem Chief Financial Officer

Date: November 9, 2009